LAWLER & ASSOCIATES a professional law corporation 29377 Rancho California Rd, Suite 204 Temecula, California, 92591 Telephone: 951-676-4900 Facsimile: 951-676-4988

W. SCOTT LAWLER, ESQ. Admitted in California and Utah

Friday, March 13, 2009

Via Edgar and Facsimile (202) 772-9368

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street NE

Washington, DC 20549-7010 Attention: Mr. Gary Newberry

Re: Capital Reserve Canada Limited - Form 20 F for the Fiscal Year Ended December 31, 2007 File No. 000-50339

Dear Mr. Newberry:

Pursuant to our prior telephone, my client Capital Reserve Canada Limited needs an additional ten (10) business days to file a response to your comment letter dated December 30, 2008. During this time, Capital Reserve will be sending to the Division of Corporate Finance a waiver request allowing it to make the revisions requested by the aforementioned comment letter in its Form 20-F for the period ended December 31, 2008.

Sincerely,

           /s/ W. Scott Lawler

W. Scott Lawler, Esq. cc: Capital Reserve Canada Limited